Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

@GoodWork YT



Hey there. Big news - we just got this fancy new green screen. Check this out…Dessert! Pretty cool right? Tundra! Anyway, all this fun stuff costs us money so it's time to pay some bills…



The Fundrise Flagship Fund is a $1.1 billion real estate fund open to investors of all sizes. Investing in real estate used to be primarily limited to rich, institutional investors. But all you need to invest in the Fundrise Flagship Fund is $10.


FUNDRISE
FLAGSHIP FUND
good work
Carefully consider the investment objectives, risks, charges and expenses of the Flagship Fund before investing. This and other information can be found in the fund's prospectus at **Fundrise.com/flagship.** Read them carefully before investing

Investing in real estate can be a good way to diversify your portfolio and also hedge against some inflation. So if any of that sounds up your tree, do yourself a favor and go check out that Fundrise Flagship Fund. Himalayas!

All you need to invest in the Fundrise Flagship Fund is $10: https://fundrise.com/goodwork.

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.

@taylorbell YT

Context: 2 characters in a skit speaking with one another. Both Taylor, speaking to herself.



T2: Speaking of places and properties in NYC and how much you love it here, are you thinking of buying anytime soon or still renting for a few more years?

T1: Well, even though my stocks are up a ton year over year, I still see myself renting for awhile since I'm not totally sure where and when I'm gonna settle. But I keep hearing to put your money into real estate



T2: "Wait, don't tell me about some complicated thing, how would I as an everyday investor have access to that...
"

T1: "No, it’s actually super straightforward. I’ve heard that the Fundrise Flagship Fund gives everyday investors like you and me access to invest in a diversified portfolio of real estate & their investment minimum is just $10.

T2: "But I can’t take on anymore projects right now, how would I even start…..”

T1: "I’m all about automating things & creating passive income this year & that’s what makes this different - their expert team identifies opportunities & handles the backend for us & you just get to sit back and view the updates as your portfolio acquires new projects. Just like with other investments, the more you put in the more you could potentially gain in the form of dividends.


Full screen (f)
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund’s prospectus https://fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
Taylor

T2: "Interesanté, I’ll set that up sometime soon then.

T1: The whole thing takes like 5 minutes to create an account and start investing, so you could do it right now on our walk. just click the link in my description. Thanks to the Fundrise Flagship Fund for making this video possible!

T2: **Looking at phone** "Already signing up!"

Check out Fundrise Flagship Fund! https://fundrise.com/taylorbell

This video is sponsored by Fundrise Flagship Fund.

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund’s prospectus https://fundrise.com/flagship Read them carefully before investing. #flagshipfundmarketing